UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

International Game Technology PLC Announces a Subsidiary’s Redemption of 5.35% Notes Due 2023 in Full

International Game Technology PLC (NYSE:IGT) ("IGT" or the “Company”) today announced that International Game Technology, a Nevada corporation and wholly owned subsidiary of the Company (the “Issuer”), has exercised its option to redeem in full $60,567,000 in aggregate outstanding principal balance of its 5.35% Notes due 2023 (CUSIP No.: 459902 AT9 / ISIN US459902AT95) (the “Notes”) on January 23, 2023 (the “Redemption Date”) in accordance with Section 4.1(d) of that certain Third Supplemental Indenture dated as of September 19, 2013, as amended by Amendment No. 1 to Third Supplemental Indenture dated as of April 7, 2015, Amendment No. 2 to Third Supplemental Indenture dated as of April 22, 2015, Amendment No. 3 to Third Supplemental Indenture dated as of February 28, 2018 and Amendment No. 4 to Third Supplemental Indenture dated as of April 15, 2021, supplementing that certain Indenture dated as of June 15, 2009 (collectively, the "Indenture").

The Notes will be redeemed at a price equal to the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued and unpaid from October 15, 2022 to, but excluding, the Redemption Date) on the Notes, discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined in the Indenture) plus 40 basis points (the “Redemption Price”), plus any accrued but unpaid interest on the Notes to, but excluding, the Redemption Date. The Issuer will pay the Redemption Price to the registered holders of the Notes on the Redemption Date.

This redemption is being made in accordance with the terms of the Indenture and is not due to any default by the Issuer under the Indenture or the Notes.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Redemption of a Subsidiary’s 5.35% Notes Due 2023 in Full,” dated December 22, 2022.

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EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Redemption of a Subsidiary’s 5.35% Notes Due 2023 in Full,” dated December 22, 2022.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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